Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Claude Resources Inc. Reports Second Quarter Results

     Claude Resources records Q2 EBITDA of $4.5 million

     Trading Symbols
     TSX - CRJ
     NYSE Amex - CGR

     SASKATOON, Aug. 12 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") today announced Second Quarter production results of 11,902 ounces of gold, a 54 percent increase over the 7,735 ounces produced during the same period in 2009. For the quarter ended June 30, 2010, the Company recorded net earnings of $0.3 million, or $0.00 per share. This compares to a net loss of
$3.9 million for the same period in 2009, or $0.04 per share. Earnings before interest, taxes, depreciation and amortization ("EBITDA"), for the quarter were $4.5 million, a significant increase from $1.3 million in 2009.

     <<
     Financial Highlights (unaudited):
     -------------------------------------------------------------------------
                          Three Months Three Months    Six Months  Six Months
                               June 30      June 30       June 30     June 30
                                  2010         2009          2010        2009
     -------------------------------------------------------------------------

     Gold revenue
      ($ millions)                15.2          9.1          25.4        20.6
     Cash flow from
      mining operations
      ($ millions)                 5.8          2.2           8.4         6.0
     Net earnings (loss)
      ($ millions)                 0.3         (3.9)          0.1        (4.9)
     Net earnings (loss)
      per share ($)               0.00        (0.04)         0.00       (0.05)
     Average realized
      gold price (CDN$
      per oz / U.S.$
      per oz)              1,247/1,213    1,075/921   1,205/1,165   1,114/923
     Total cash
      operating costs
      (CDN$ per oz /
      U.S.$ per oz)            774/753      813/696       806/780     789/654
     Working capital
      ($ millions)                16.8         12.0          16.8        12.0
     EBITDA
      ($ millions)                 4.5          1.3           6.0         4.1
     -------------------------------------------------------------------------
     The Company is evaluating the relevance of its gold inventory accounting policy. As currently applied it has the effect of minimizing fluctuations in operating costs. This quarter's costs are higher as a result of this policy.
     >>

     Operations:

     For the quarter ended June 30, 2010, Claude processed 46,071 tonnes of ore from its Seabee Operation at a grade of 8.44 grams per tonne (Q2 2009 -
51,284 tonnes at 4.92 grams per tonne). Produced ounces for the period increased by 54 percent to 11,902 ounces from 7,735 ounces in Q2 2009. Sales volume for the quarter was 12,188 ounces of gold compared to 8,453 ounces of gold in Q2 2009, an increase of 44 percent period over period. The Company achieved approximately 40 percent of its annual forecasted gold production during the first half of the year. With improved grade at Seabee Deep and with the increased contribution from Santoy 8 to the Seabee Operation, Management continues to forecast 46,000 to 50,000 ounces of production for 2010. Cash operating costs for 2010 will be similar to 2009.

     Exploration:

     Claude continued its aggressive exploration and development strategy during the second quarter of 2010. Surface drilling at Madsen continued to yield encouraging results from the Austin East and Starratt Olsen targets while shaft dewatering and rehabilitation continued towards a planned Phase II underground drill program, anticipated to begin early in the first quarter of
2011.
     At the Seabee Operation, the Company has focused its gold exploration efforts on drilling at Seabee Deep and on continued development of satellite ore bodies. Recently released drill results at Seabee Deep included 46.06 grams of gold per tonne (uncut) over 4.3 metres true width, 39.27 grams of gold (uncut) per tonne over 2.1 metres true width, 50.00 grams of gold per tonne over 1.0 metres true width and 33.17 grams of gold per tonne over 2.0 metres true width. These intercepts demonstrate grade above the historical average, are in close proximity to existing development and infrastructure and represent a near term opportunity to maintain and possibly enhance head grade from Seabee Deep.
     At the Amisk Gold Property, drilling and historic data compilation ramped
up. This 11 hole program confirmed near-surface, potentially bulk-mineable gold and silver mineralization. At 13,900 hectares, this gold and silver exploration property is one of the largest land positions in the prolific
Flin-Flon mineral district. During the second quarter, Claude completed an 11 hole, 2,300 metre winter drill program on the Amisk Gold Property. The program tested the western extension of the Amisk-Laurel Gold Deposit as well as validated historic drill data in the core of the deposit. Claude is very encouraged by these results and anticipates expanding on them through a summer program which commenced late in the second quarter of 2010; this program includes the re-sampling of 17,000 metres of historic core. Claude anticipates completing an evaluation of the bulk mining potential of the system utilizing data from the 2010 exploration program and from re-sampled historic core.
     All exploration activities were carried out under the direction of
Qualified Persons, Brian Skanderbeg, P. Geo., Vice President Exploration and
Philip Ng, P. Eng., Vice President Mining Operations.

     Outlook:

     Speaking today in Saskatoon, President and Chief Executive Officer Neil
McMillan stated, "Second quarter results continue to demonstrate the capability of the Seabee Operation to fund the Company's operation and exploration programs at current gold prices. Furthermore, mining of higher grade ore from Seabee Deep coupled with Santoy 8's ability to contribute additional feedstock at lower unit cash costs to the Seabee Operation's central Milling Facility is expected to lower unit costs and increase margins of the Seabee Operation. For the remainder of 2010, with a combination of improved operations at Seabee and successful drill results from the Company's
Seabee, Amisk and Madsen exploration programs, the Company is in a great position to prosper. Beyond 2010, Management anticipates that with Santoy 8's contribution gradually increasing to 500 tonnes per day by 2013, gold production at the Seabee Operation's central Milling Facility could reach
70,000 ounces annually."
     For 2010, the Company will continue to focus on the following:

     <<
     i)     Advancement of surface and underground exploration drill programs at the Company's 100 percent owned Madsen Exploration Project with a continuation of the shaft dewatering program;
     ii)    Further development of satellite deposits and improvement of operating margins at the Seabee Operation by moving Santoy 8 towards commercial production;
     iii)   Continue Seabee Deep exploration and development to increase or sustain reserves and resources;
     iv)    Investment in capital projects and equipment to increase both production and productivity at the Seabee Operation; and
     v)     Expand the scope of the Amisk Gold Deposit and evaluate the bulk mining potential of the system.
     >>

     Claude Resources Inc. is a gold producer with shares listed on both the
Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). The
Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in
Canada. Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. Since 1991, Claude has produced over 900,000 ounces of gold from its Seabee Gold Mine. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk
Gold Property in northeastern Saskatchewan.

     Quality Assurance and Quality Control:

     Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Minimum sampling length was 0.3 meters while the maximum was 1.0 meter. 200 gram samples were pulverized until greater than 80% passes through 200 mesh screen.
30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). A top cut of 50 grams per tonne was used to determine cut grades. Philip Ng, P.Eng, Vice
President, Mining Operations and Brian Skanderbeg, P.Geo., Vice President,
Exploration, Qualified Persons, have reviewed the contents of this news release for accuracy.

     CAUTION REGARDING FORWARD-LOOKING STATEMENTS

     This Press Release may contain statements which constitute
'forward-looking' statements, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will",
"intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion and
Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.
     A copy of Claude's interim Management's Discussion and Analysis as well as Claude's Q2 2010 financial statements and notes (unaudited) can be viewed at www.clauderesources.com. Further information relating to Claude Resources
Inc. has been filed on SEDAR and may be viewed at www.sedar.com.

     %SEDAR: 00000498E %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505; or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7505,
Email: ir(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 08:30e 12-AUG-10